UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of October 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.

Table of Contents

BioProgress PLC

Form 6-K for the month of October 2006.

Contents:

Enclosure 1: Interim Results, dated September 28, 2006.
Enclosure 2: Key Appointments, dated October 3, 2006.
Enclosure 3: Distributor Appointment, dated October 6, 2006.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: October, 17, 2006

For Immediate Release	28th September 2006

BioProgress plc

(“BioProgress”, the “Company” or the “Group”)

Interim Results for the six month period ended 30 June 2006

Cambridge / London, UK, 28th September 2006: (‘BioProgress’ or the ‘Company’) (AIM: BPRG; NASDAQ: BPRG), the specialty pharma and drug delivery company, is pleased to announce its interim results for the six months ended 30 June 2006.

Financial Highlights

•	Increase in turnover to £4.2m (H1 2005: £1.3m)

•	Increase in gross profit to £2.2m (H1 2005: £0.6m)

•	Net loss before tax and share based payments significantly reduced to £0.8m

•	Targeted to be trading breakeven on annualised basis

•	Cash at period end of £5.1m

•	FTSE re-classification from speciality chemicals to healthcare

Operational Highlights

•	Acquisition of Dexo SA (completed January 2006)

•	Acquisition of Segix Farma SrL (“Segix”) (completed July 2006)

•	Strategic partnership with Uluru Inc.

•	NROBE™ now in commercialisation phase

•	Strengthened IP position

•	Successful stability trials with TabWrap™ system with leading global pharmaceutical companies

•	New product launches:

o	Ronflux

o	Caffeine

o	Hyposalix

o	Collunovar

Commenting on the results, Richard Trevillion, Chief Executive, said:

“BioProgress has had a very successful and productive six months. We have significantly advanced our strategy of turning the Group into a speciality pharmaceutical company. In addition to increasing turnover substantially, the Company has significantly reduced losses and is on track to be trading on an annualised break-even basis.

“Together with our strengthened IP position, our enabling technology systems, ongoing relationships and discussions with both mid to large cap pharmaceutical companies, we look forward to growing the business, both organically and through targeted acquisitions, and thereby significantly increasing shareholder value.”

For further information:

BioProgress plc	+ 44 (0) 20 7098 9881
Richard Trevillion, CEO

Buchanan Communications	+ 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

Chief Executive’s Review

The first six months of 2006 have been a tremendous start for the Group in the execution of its new strategy - that of a speciality pharmaceutical drug delivery Company. The enabling technologies that underpin the differentiation of the Company’s products and services have been used to launch a number of innovative new products, and the systems under development have progressed rapidly towards BioProgress’s goal of full commercialisation.

Operational Update

The first half of 2006 represents the first operational period under the Company’s new structure. Vital to note are the parallel tracks of product development, organic growth and investment.

The Group has been quick to apply its enabling systems and polymer science expertise to line extensions of acquired brands, which has resulted in rapid product development.

In addition, our in-house pharmaceutical team is working on product development initiatives with commercial partners.

All these programmes have required investment and resource allocation, the benefits of which will continue to be realised in subsequent financial periods. With finite resource, this has delayed some potential short term revenue but created substantial upside potential. Nevertheless, the Company has managed to keep in line with revenue expectations and create a sustainable product development pipeline for continued growth.

The success of the new product led structure was demonstrated earlier in the year when the Group created line extensions of acquired products ready for market in a fraction of the time taken on average within the industry. To date the Group has developed five new products, with plans for more throughout the rest of the year; the initial marketing of which are commencing in the last quarter of 2006. The Ronflux anti-snoring strip for example now forms part of a sleeping support range and initial marketing feedback has been very positive.

We have significantly strengthened our distribution capability with the appointment of Cristers SA (“Cristers”), the pharmaceutical sales and marketing company, to promote and distribute both our OTC SOLULEAVES™ as well as our other branded line extensions in France. This adds a powerful new dimension to the Group: that of a contracted field sales force.

BioProgress also entered into a co-development arrangement with Uluru Inc., combining its in-the-mouth polymer and formulation technology with Uluru’s Oradisc technology. This provides a unique release capability to the Company’s in-the-mouth range enabling instant, sustained and delayed release properties within the same system. The combination of these technologies allow the development of innovative products in a market which currently has no acceptable product solution. The potential here is enormous and address markets of $800 million in the US alone, according to IMS data.

The enabling systems development has accelerated in parallel with other of the Group’s growth programmes. For example, on our TabWrap™ system both internal projects and partner programmes have moved from initial discussions, through feasibility to development programmes in record time. Stability product trials with two of the Company’s global pharmaceutical external partners have proved successful in validating BioProgress’s new approach. Both of these address current problems with marketed blockbuster products. This strategy should result in the first TabWrap™ enabled products to commence marketing late 2007. The approach has resulted in expected revenues several years ahead of comparable industry developments.

BioTec Films (“BioTec”) has contributed a significant amount of its resource to the Group’s development initiatives. From formulation through pilot, stability and batch testing to full production runs, the division has contributed significantly to the building of value in the Group. BioTec provides quality pharma grade XGEL™ for stability testing as the enabling consumable for all system development. This work has replaced time on contracting assignments, which have continued albeit at a slower pace, but created higher value through own product programmes due for launch in the last quarter of 2006 and 2007. As the market for pharmaceutical in-the-mouth strips is growing rapidly to approximately $3bn (Drug delivery report), the Group has decided to focus BioTec predominantly on these product development programmes which have the ability for substantial value. Although again this impacts on potential short term revenue the investment is necessary to maintain leadership in a major market growth segment where the value created far exceeds the short term opportunity cost. Nevertheless, despite this investment and impact the Group does not expect the result to be material upon expected consolidated performance.

In a similar fashion to the rest of the Group, other enabling system developments and technologies have accelerated throughout the trading period. Work on the Nrobe™ system with our partner FMC is now focused on pharmaceutical customer development programmes, which is in-line with our strategy of focusing on systems solutions, having moved successfully through feasibility trials. The commercialisation process is now fully underway. In addition, our Ostomy programme is now in customer trials.

Dexo Biogenerics (“Dexo BG”) has also progressed significantly during the period. Dexo BG has initiated four developments in the pain, cough and cold categories using its established licenses and reformulating them using BioProgress’s proprietary technology. The division is also actively in-licensing other complementary products. The reformulations incorporate both the SOLULEAVES™ and TabWrap™ technologies. The venture is proactive in developing new patent-busting products using the enabling technologies. It is expected that this division will be generating net revenues in 2007 as a result of these developments.

In parallel with the above, the Group has added to its existing suite of intellectual property progressing other development initiatives in both the non-ingestible and ingestible healthcare market segments. In addition, product led work with TabWrap™ led to the parallel development of EntWrap enabling solvent free enteric tablet coating; a major problem solving system for the oral dosing market. Work is already underway with the company’s first Entwrap product with an estimated launch in 2007.

Of considerable value with all these initiatives has been the advisory board established at the start of the trading period. The ability to tap into development and consumer opinion leaders has allowed the Group to rapidly advance both our in-house development programmes and acquired products.

Financial Review

The first six months trading have highlighted the value of the product led speciality pharmaceutical model. Few companies could launch five new products, multiple development programmes and two new technology systems in six months whilst also growing turnover.

The group has reported external sales of £4.2 million. It should be noted that all Intra Group sales are eliminated upon consolidation. Sales are recognised through the Dexo Division. However, as a result of the collaboration between BioTec and the Dexo Division certain development work has led to the production of new products currently being sold to third parties. These external sales will be included in Group Sales at the year end and are currently expected to exceed £1m.

As noted above substantial resources were committed to line extensions and product development within BioTec Films and BioProgress Limited. The results of these developments are products being sold through the sales and marketing division Dexo and the field sales force Cristers. Initial indications of these revenues are higher than anticipated which should result in increased annual recorded performance.

The majority of the revenue is derived from the Group’s two sales divisions: Dexo and BioTec. In future trading periods it is anticipated that BioTec’s sales will be performed by Dexo which is the Company’s sales and marketing arm.

It should be noted that a number of non operational expenses have impacted in the first half contributing significantly to expenses. These relate to, litigation costs including the Stanelco legal costs; and non-recurring restructuring and employee related costs.

Included within the ‘Administrative Expenses’ are non-recurring costs which do not impact at an operational level.

Post Period Review Update

The momentum created in the first half of the year under the new structure and strategic direction as a speciality pharmaceutical group continues to be maintained in the second half. The programme of expanding product and market and reach in Europe was enhanced through the acquisition of Segix, in July 2006, which brought a new regulated market capability, mature product portfolio and brand extension opportunities at a fraction of the cost normally associated with entering a new EU market. The Group intends to continue to grow the business both organically and through targeted acquisitions in Europe and the US.

New product development and line extensions have continued at a pace much faster than the industry average. Five new product programmes or registrations have been completed to date for launch during 2006 and 2007. The rapid development of these programmes is validation of our focused strategic direction as speciality pharmaceutical group.

The Company has also grown its technology and human resource base. As mentioned above, work on the TabWrap™ system and the polymer aspects of the film consumable have led to a validated solvent free enteric coating system unique in its capability to solve a major issue in the oral dosing market. The ability to overcome friability and multi surface/layer tablet and capsule issues is a major success from a technical and development perspective. Once again the input of BioTec, as in all the initiatives throughout the year has been crucial. Formulation and film development play an equal part in creating value, as is the ability to validate the approach in-house. Clearly, with limited capacity this impacts contract work but the Group do not expect annual performance to be adversely affected.

Board Changes

During the period, we announced the addition of Steve Martin and Hiral Patel to the Board, as Chief Development Officer and Chief Financial Officer respectively.

Steve’s experience in the industry strengthens our development and marketing capability. With his experience within the EU and US speciality pharmaceutical sector, BioProgress has been building a team of pharmaceutical managers who have a good track record of developing, licensing and marketing pharmaceutical products. Within the team a new business development function has been created to generate new revenue streams, which will lead to more balanced growth in the short, medium and long term.

Hiral Patel is joining us from Grant Thornton, our auditors. Hiral knows the Company well and joins the Group at an exciting time in its development.

Finally in addition to the new Board Members, BioProgress has been investing in new operational systems, including a new website designed to improve communication with both our customers and our shareholders.

Outlook

BioProgress has had a very successful and productive six months. We have significantly advanced our strategy of transforming the Group into a speciality pharmaceutical company.

Our drug delivery platform, TabWrap™ has successfully completed stability trials with leading global pharmaceutical companies, and look forward to updating shareholders on progress in the near future.

Together with our strengthened IP position with our enabling system technologies, ongoing relationships and discussions with both mid to large cap pharmaceutical companies, we look forward to growing the business, both organically and through targeted acquisitions, and thereby significantly increasing shareholder value.

All of the above would not have been possible without a dedicated and loyal team underpinning the Group. I would like to extend my thanks, and that of my Board colleagues, to all the staff for their efforts.

Richard Trevillion

Chief Executive Officer

28 September 2006

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Consolidated Profit and Loss Account

For the period ended 30th June 2006

	Six Months to 30 June 2006	Six Months to 30 June 2005 *	Year Ended 31 December 2005 *
	(Unaudited)	(Unaudited)	(Audited pre restatement)
	£ 000’s	£ 000’s	£ 000’s
Turnover	4,240	1,313	4,429
Cost of Sales	(1,951)	(688)	(2,658)

Gross profit	2,289	625	1,771
Administrative Expenses
– share based payments	*(642)	*(4)	*(381)
– other	(3,971)	(7,343)	(11,256)

	(4,613)	(7,347)	(11,637)

Other Income – litigation settlement	811	—	—

Operating loss before share base payments	(871)	(6,718)	(9,485)
Operating loss	*(1,513)	*(6,722)	*(9,866)
Net interest – gain on redemption of convertible bond	—	490	544
Net interest -other	109	67	271

Net interest - total	109	557	815

Loss on Ordinary Activities before Taxation	(1,404)	(6,165)	(9,051)
Tax on loss on ordinary activities	(165)	—	—

Loss for Period	(1,569)	(6,165)	(9,051)

Basic and Diluted Loss per Ordinary Share	(1.1p )	(5.2p )	(7.5p )

*	Comparatives / restated following mandatory adoption of FRS 20 from 1 January 2006. This number allocates options granted to employees as an expense rather than a balance sheet item even though upon exercise it will not be accounted as such. The number recorded has no impact upon either cash or operational expenses.

This number was recommended by an independent external adviser.

Consolidated Balance Sheet

For the period ended 30th June 2006

	Six Months to 30 June 2006	Six Months to 30 June 2005*	Year Ended 31 December 2005*
	(Unaudited)	(Unaudited)	(Audited pre restatement)
	£ 000’s	£ 000’s	£ 000’s
Fixed Assets
Intangible Fixed Assets	22,265	13,809	13,856
Tangible Fixed Assets	1,777	1,998	1,874

	24,042	15,807	15,730

Current Assets
Stocks	813	509	453
Debtors	2,616	1,882	1,541
Cash At Bank	5,125	8,789	6,517

	8,554	11,180	8,511

Creditors : Amounts Falling Due within one Year	(2,706)	(2,149)	(2,003)

Net Current Assets	5,848	9,031	6,508

Total Assets less Current Liabilities	29,890	24,838	22,238
Provisions for liabilities and Charges	(2,984)	(3,003)	(3,148)

Net Assets	26,906	21,835	19,090

Capital and Reserves
Called up Share Capital	1,412	1,220	1,231
Share Premium Account	42,910	33,911	34,251
Share Based Payment Reserve	1,031	12	389
Other Reserves	1,317	1,655	1,317
Profit and Loss Account	(19,764)	(14,963)	(18,098)

Shareholders’ Funds	26,906	21,835	19,090

*	Restated following the adoption of FRS 20 from 1 January 2006

Consolidated Cash Flow Statement

For the period ended 30th June 2006

	Six Months to 30 June 2006	Six Months to 30 June 2005	Year Ended 31 December 2005
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Net Cash Outflow from Operating Activities	(580)	(4,083)	(6,687)

Returns on Investments and Servicing of Finance
Interest received	109	273	434
Interest Paid	—	(1)	(5)

Net Cash inflow from Returns on Investments and Servicing of Finance	109	272	429

Taxation	—	—	—

Capital Expenditure
Purchase of Tangible Fixed Assets	(201)	(197)	(269)
Sale of Tangible Fixed Assets	30	—	—
Purchase of Intangible Fixed Assets	(777)	—	—

Net Cash Outflow from Capital Expenditure	(948)	(197)	(269)

Acquisitions and Disposals
Purchase of subsidiary	(5,837)	—	—

Net Cash Outflow from Acquisitions and Disposals	(5,837)	—	—

Financing
Issue of Shares	5,820	—	262
Issue costs	(80)	—	—
Redemption of Convertible Bond	—	(1,650)	(1,650)

Net Cash inflow/(Outflow) from Financing	5,740	(1,650)	(1,388)

Decrease in Cash	(1,516)	(5,658)	(7,915)

Consolidated Statement of Total Recognised Gains and Losses

For the period ended 30th June 2006

	Six Months to 30 June 2006	Six Months to 30 June 2005*	Year Ended 31 December 2005*
	(Unaudited)	(Unaudited)	(Audited Pre restatement)
	£ 000’s	£ 000’s	£ 000’s
Loss for the Period	(1,569)	(6,165)	(9,051)

Currency Differences on Foreign Currency Net Investments	(97)	(77)	(326)

Total Recognised Gains and Losses for the Period	(1,666)	(6,242)	(9,377)

*	Restated following the adoption of FRS 20 from 1 January 2006

NOTES TO THE INTERIM REPORT 2006

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

Policies of the Company are set out in the Company’s annual report and Financial Statements as reported in December 2005. The policies have remained unchanged from the previous annual report except for the adoption of FRS20 (share based payments).

Following the acquisition of Dexo SA in January 2006 the Group has incurred expenditure which meets the capitalisation criteria as set out in SSAP13 (Research & Development). The Group has developed a number of line extensions, new brands and new technologies. Some of the brands and line extensions are being sold in 2006 and some are expected to be sold to third parties in 2007.

Under SSAP13 costs associated with this development work in BioTec totalling £ 484,000 has been capitalised in the six months ended 30 June 2006 and included within intangible fixed assets. This work has been undertaken by BioTec on behalf of Dexo BioPharm. This is associated within development costs within BioTec in connection with products currently being sold at a premium of over 50% on average to cost.

2. TURNOVER

	Six Months to 30 June 2006	Six Months to 30 June 2005	Year Ended 31 December 2005
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Goods and services	3,412	1,313	4,429
Sales of licences	828	—	—

	4,240	1,313	4,429

Following the acquisition of Dexo SA in January 2006 the group includes the sale of licences, dossiers and fostered products in line with normal practice for pharmaceuticals companies.

3. CONTINUING OPERATIONS, ACQUISITIONS

The consolidated balance sheet includes the assets and liabilities of the Company and it subsidiaries. Entities over which the Group has the ability to exercise control are accounted for as subsidiaries. Interests acquired in entities are consolidated from the effective date of acquisition and interests sold are consolidated up to the date of disposal. Balances between Group companies are eliminated; no profit is taken on sales between Group companies. Goodwill arising on the acquisition of interest in subsidiaries, representing the excess of purchase consideration over the Groups share of the fair values of identifiable assets, liabilities and contingent liabilities acquired, is capitalised as a separate item.

4. LOSS PER SHARE

The Calculation of the Loss per share is based on the loss for the period of £1,569,000 the weighted average number of shares in issue during the same period, being 140,867,000 shares of £0.01 each.

5. ADMINISTRATIVE EXPENSES

Included within Administrative expenses are £0.6m in respect of depreciation and amortisation, £0.8m of legal and professional expenses and £1.2m of other expenses.

6. RESERVES

	Share Premium Account	Share based payments	Profit and Loss Account	Other Reserves
	£ 000’s	£ 000’s	£ 000’s	£ 000’s
At 1 January 2006	34,251	389	(18,098)	1,317
Loss for the Period	—	—	(1,569)	—
Premium on allotment	8,739	—	—	—
Share issue costs	(80)	—	—	—
Share based payments	—	642	—	—
Exchange differences	—	—	(97)	—
		—

At 30 June 2006	42,910	1,031	(19,764)	1,317

7. NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Six Months to 30 June 2006	Six Months to 30 June 2005*	Year Ended 31 December 2005*
	(Unaudited)	(Unaudited)	(Audited pre restatement)
	£ 000’s	£ 000’s	£ 000’s
Operating Loss	(1,513)	(6,722)	(9,866)
Depreciation and Amortisation	586	587	1,245
Gain on Disposal of Fixed Assets	—	(30)	—
Share based payments	642	4	381
Write off Finance costs	—	283	—
Decrease in Stocks	365	1,252	1,351
Decrease in Debtors	237	90	660
(Decrease)/Increase in Creditors	(897)	627	(808)
Non cash share issue	—	—	350
Exchange difference	—	(174)	—

Net Cash outflow from operating activities	(580)	(4,083)	(6,687)

8. RECONCILIATION OF NET CASH OUTFLOW TO MOVEMENT IN NET FUNDS

	Six Months to 30 June 2006	Six Months to 30 June 2005	Year Ended 31 December 2005
	(Unaudited)	(Unaudited)	(Audited)
	£ 000’s	£ 000’s	£ 000’s
Decrease in Cash in Period and Movement in Net Funds	(1,516)	(5,658)	(7,915)
Cash flow from financing	—	1,650	1,650
Non cash items	—	3,067	3,067
Exchange	4	—	(15)
Net Funds Brought forward	6,517	9,730	9,730

Net Funds Carried Forward	5,005	8,789	6,517

	At 1 January 2006 £ 000’s	Cash flows £ 000’s	Foreign Exchange £ 000’s	At 30 June 2006 £ 000’s
Cash at Bank and in hand	6,517	(1,396)	4	5,125
Overdrafts	—	(120)	—	(120)

	6,517	(1,516)	4	5,005

9. ACQUISITION OF DEXO SA

	Book value £ 000’s	Initial fair value adjustment £ 000’s	Provisional fair value to group £ 000’s
Tangible assets	15	—	15
Intangible fixed assets	1,570	6,860	8,430
Stocks	465	—	465
Debtors	1,340	—	1,340
Creditors	(1,313)	—	(1,313)
Overdrafts	(240)	—	(240)
Shareholder Loans	(737)	—	(737)

	1,100	6,860	7,960

£ 000’s
Cash consideration paid to shareholders on completion	4,860
Overdrafts acquired	240
Shareholder loans discharged	737

5,837

The consideration for the acquisition of Dexo SA was £8.6m, £5.5m of which was paid in cash and £3.1m in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares (the “Consideration Shares”), issued at the time of completion. 2,607,463 Consideration Shares are held in escrow as security for the warranties given pursuant to the agreement. The holders of the Consideration Shares, undertook that on completion of the acquisition that they would not transfer or dispose of any Consideration Shares until the date falling one month from the date of completion of the agreement; that they would not transfer or dispose more than an additional 1,303,731 Consideration Shares were also subject to an orderly market agreement. The acquisition of Dexo SA was completed on 5th January 2006.

10. POST BALANCE SHEET EVENT

BioProgress has acquired the entire issued share capital of Segix Farma SrL (“Segix”), an Italian speciality pharmaceutical company. The consideration, for the acquisition, of up to £1.35m is satisfied part in cash and part by ordinary shares issued by BioProgress. The cash element comprised a payment of £0.5m subject to an adjustment to reflect the stock and net cash position of Segix on completion. The equity or share element potentially comprises up to £0.85m in sterling denominated ordinary share of BioProgress, contingent upon certain events occurring, including the extensions or renewal of various product distribution agreements. The shares to be issued will be subjected to lock-in periods of up to eighteen months.

11. PUBLICATION OF NON-STATUTORY ACCOUNTS

The financial information set out in this interim report does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The figures for the year ended 31st December 2005 have been extracted from the Statutory Financial Statements, restated for the adoption of Financial Reporting Standard No. 20 (‘FRS 20’ - share based payments). These financial statements have been filed with the Registrar of Companies. The Auditor’s report on those financial statements was unqualified. The financial information for the six months to 30th June 2006 and for the period to 30th June 2005 is un-audited. The interim results include the impact of the FRS20 charge and both comparative 2005 results have been restated to reflect the change in accounting policy. The financial information is prepared on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future. The accounts have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

These results were announced to the AIM on 28 September 2006 and have been posted to all shareholders. Copies of the interim report will be available from the Company’s registered office at 15-17, Cambridge Science Park, Milton Road, Cambridge, CB4 0FQ.

The interim report was approved by the board of directors on 28 September 2006

END

For Immediate Release	3 October 2006

BioProgress plc

Key Appointments to the Pharmaceutical Development Team

London, UK, 3 October 2006: BioProgress plc (‘BioProgress’ or the ‘Company’) (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce the following key appointments within its Pharmaceutical Business Development Team.

The new Business Development Team is led by Mr Faisal Janjua, an experienced business development executive, formerly with GSK, Roche, AstraZeneca, Serono and Chiesi. Faisal has expertise in the global licensing (in and out-licensing) of products and technology as well as acquisitions. With previous experience in sales and marketing within the pharmaceutical sector, Faisal has been responsible for the building of several European marketing teams notably with Chiesi in Italy.

Dr Chris Mugglestone has been appointed as BioProgress’s EU Head of Medical and Regulatory Affairs. Dr Mugglestone is an experienced pharmaceutical medic with previous positions with Organon, Schering and Brocades (now Yamanouchi). As a senior member of the Faculty of Pharmaceutical Medicine, Dr Mugglestone has been involved with the development and registration of numerous product marketing authorisations throughout Europe. He is also experienced in running clinical trial programs throughout Europe.

Mr Tom Blake, has been appointed as our Head of US Regulatory Affairs for Dexo, BioProgress’s US product division. Mr Blake is an experienced pharmaceutical regulatory pharmacist specialising in new product approvals, in particular the transition of prescription medicines to Over the Counter (OTC) product status. His experience includes Roche, Richardson-Vicks (now Proctor & Gamble), CIBA-Geigy (now Novartis), Schering-Plough and SmithKlineBeecham (now GSK).

These individuals are supported by a team of junior product and development managers in both the EU and US which gives the Company depth as well as strength in its resource basis.

Steve Martin, Chief Development Officer, BioProgress, said:

“The additions to the operational management team are an important on-going development of our capability as a speciality pharmaceutical company. Having such experienced personnel within the pharmaceutical team, is core to BioProgress delivering its technology to the market as rapidly as possible. We now have the internal capability to take products from concept through development, registration and commercialisation. Strong business development capabilities will allow us to rapidly identify potential partners and to execute appropriate licensing agreements. ”

For further information:

BioProgress Plc	+ 44 (0) 20 7098 9881
Richard Trevillion, CEO Steve Martin, CDO

Buchanan Communications	+ 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company”s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

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For Immediate Release	6 October 2006

BioProgress plc

Appointment of distributor for HypoSalix

London, UK, 5 October 2006: BioProgress plc (‘BioProgress’ or the ‘Company’) (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce a new distributor for its recently registered artificial saliva spray, HypoSalix.

DEM Pharmaceuticals in Istanbul, Turkey have been appointed BioProgress’s official distributor of Hyposalix for Turkey. The agreement is managed through BioProgress’s French operation, Dexo SA. The terms of the agreement are not disclosed

Hyposalix is a medical device for the treatment of xerostomia, and a key element in the BioProgress’s strategy of developing products for its Patient Supportive Care franchise.

Steve Martin, Chief Development Officer, BioProgress, said:

“The licensing of HypoSalix to a partner is a key milestone in BioProgress’s commercialisation strategy of its products. HypoSalix has been recently registered and received a great deal of interest world wide. Turkey is an important and fast growing market and we believe that DEM Pharmaceuticals will be a solid partner in marketing our Patient Supportive Care franchise.”

For further information:

BioProgress Plc	+ 44 (0) 20 7098 9881
Richard Trevillion, CEO Steve Martin, CDO

Buchanan Communications	+ 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company”s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

END